Filed by MGI PHARMA, INC.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subjuect Company: Guilford Pharmaceuticals, Inc.

Commission File No.: 000-23736

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MAKING A REAL DIFFERENCE IN THE LIVES OF PATIENTS]

Current as of: August 1, 2005

CORPORATE OVERVIEW
For more information, please contact: INVESTORS/MEDIA: Jennifer Davis (212) 332-4381 ir@mgipharma.com media@mgipharma.com

MGI PHARMA, INC. is an oncology and acute care focused biopharmaceutical company that acquires, develops and commercializes proprietary products that address the unmet needs of patients.

According to the American Cancer Society, there are approximately 1.3 million new cases of cancer diagnosed in the United States each year. Cancer is the second leading cause of death in the United States and was projected to result in approximately 563,700 deaths in the United States in 2004.

FOUNDED: 1979

EMPLOYEES: 304

NASDAQ: MOGN

CUSIP: 552880-10-6

SHARES OUTSTANDING: 75.7 million

52 WEEK RANGE: $19.75-$30.50

MARKET CAPITALIZATION: $1.95 B

TRANSFER AGENT:

Wells Fargo Shareowner Services(SM)

PO Box 64854

St. Paul, Minnesota 55164-0854

1-800-468-9716

MARKETED PRODUCTS

MGI PHARMA, INC. has a balanced product portfolio of proprietary pharmaceuticals, and intends to become a leader in oncology and acute care. MGI PHARMA markets Aloxi® (palonosetron hydrochloride) injection, Kadian® (sustained release morphine sulfate capsules), Salagen® Tablets (pilocarpine hydrochloride) and Hexalen® (altretamine) capsules in the United States. The company directly markets its products in the U.S. and collaborates with partners in international markets. For more information about MGI PHARMA, please visit www.mgipharma.com.

Please consult the full prescribing information for any MGI PHARMA product (available at www.mgipharma.com) before prescribing.

Aloxi injection is the first and only 5-HT3 receptor antagonist indicated for the prevention of both acute and delayed chemotherapy-induced nausea and vomiting (CINV) caused by moderately emetogenic chemotherapy. Sales of Aloxi injection for 2004 were $159.3 million.

[Aloxi Logo]

ANALYST COVERAGE:
David Bouchey, Ph.D. RBC Capital Markets Charles Duncan, Ph.D. JMP Securities Eric Ende, M.D. Merrill Lynch Research	David Maris Banc of America Geoff Meacham JP Morgan Anthony Payne Atlas Healthcare	[Kadian Logo]

Kadian capsules are used for the management of chronic pain associated with cancer. Once or twice daily dosing, coupled with the availability of multiple dosage strengths, provides physicians and patients with an option for consistent management of pain over an extended period of time.

Ron Ellis Leerink Swan Manoj Garg American Technology Research	Christopher Raymond Robert W. Baird & Co. Joel Sendek Lazard	[Hexalen Logo]

Hexalen capsules are indicated for use as a single agent in the palliative treatment of patients with persistent or recurrent ovarian cancer following first-line therapy with a cisplatin and/or alkylating agent-based combination.

Mark Karvosky Piper Jaffray	Derek Taller Cathay Financial
Robert LeBoyer EKN Securities Inc. Howard Liang, Ph.D. AG Edwards Lou Lemos Variant Research	Vinay Thapar Bear Stearns Jason Zhang, Ph.D. Prudential	[Salagen Logo]	MGI PHARMA markets Salagen Tablets as a treatment for the symptoms of dry mouth associated with radiation therapy for head and neck cancer and in patients with Sjogren’s syndrome.

MGI PHARMA, INC. • 5775 West Old Shakopee Road • Suite 100 • Bloomington, MN 55437 • P.952.346.4700 • F.952.346.4800 • www.mgipharma.com

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RECENT COMPANY HIGHLIGHTS

July 21, 2005—MGI PHARMA announced a definitive merger agreement dated July 20, 2005, providing for the acquisition of Guilford Pharmaceuticals, Inc. by MGI PHARMA. This transaction is expected to close during the fourth quarter of 2005, and will add one marketed oncology product (Gliadel® wafer) and one late stage acute care development candidate (Aquavan® injection) to MGI PHARMA’s portfolio.*

July 13, 2005—MGI PHARMA reported total revenue for Q205 of $67.2 million, including Aloxi injection sales of $60.8 million and GAAP EPS of $0.17.

April 13, 2005—MGI PHARMA reported total revenue for Q105 of $63.2 million, including Aloxi injection sales of $57.2 million and GAAP EPS of $0.15.

February 9, 2005—MGI PHARMA reported total revenue for 2004 of $195.7 million, including Aloxi injection sales of $159.3 million.

January 31, 2005—MGI PHARMA announced that James C. Hawley joined the MGI PHARMA management team as senior vice president and chief financial officer.

*For more information, please visit http://www.mgipharma.com/guilford_info.htm

FINANCIAL SNAPSHOT ($ are shown in millions, except for per-share data)

STATEMENT OF OPERATIONS	Q2 05		Q1 05		2004
Aloxi® Sales	$60.8		$57.2		$159.3
Total Revenue	$67.2		$63.2		$195.7
GAAP Net Income (loss)	$12.7		$11.6		($85.7)
Pro Forma Net Income (loss)	$ 8.8	*	$ 8.1	*	$20.5	*
GAAP Earnings (loss) per share	$0.17		$0.15		($1.23)
Pro Forma Earnings (loss) per share	$0.12	*	$0.11	*	$0.27	*

*Pro-forma earnings per diluted share and pro-forma net income exclude amortization of product acquisition intangible assets, acquired in-process research and development expenses, license initiation and product candidate development milestone payments and revenue resulting from a terminated license agreement, and reflects an effective tax rate of 35% as if the Company were subject to a standard tax provision.

Forward Looking Statements

This material contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are not guarantees of MGI PHARMA’s or Guilford’s future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause either Company’s results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the ability of MGI PHARMA and Guilford’s product candidates to be proven safe and effective in humans, to receive marketing authorization from regulatory authorities, and to ultimately compete successfully with other therapies; continued sales of MGI PHARMA and Guilford’s marketed products; development or acquisition of additional products; reliance on contract manufacturing; changes in strategic alliances; continued access to capital; ability of Guilford and MGI PHARMA to complete the transaction on the proposed terms; the risk that the perceived advantages of the transaction, if consummated, may not be achieved; and other risks and uncertainties detailed from time to time in the Companies’ filings with the Securities and Exchange Commission including their most recently filed Form 10-Q or 10-K. MGI PHARMA and Guilford undertake no duty to update any of these forward-looking statements to conform them to actual results.

Additional Information And Where To Find It

MGI PHARMA intends to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Guilford by MGI PHARMA pursuant to the terms of the Agreement and Plan of Merger by and between MGI PHARMA and Guilford. The proxy statement/prospectus will be mailed to the stockholders of Guilford. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the merger, MGI PHARMA and Guilford. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. These documents can also be obtained for free from MGI PHARMA by directing a request to MGI PHARMA Investor Relations at 952-346-4700 and for free from Guilford by directing a request to Guilford Investor Relations at 410-631-5022.

Participants in the Merger

MGI PHARMA, Guilford and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the proposed transaction. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that will be filed with the SEC. You can obtain free copies of these documents from MGI PHARMA and Guilford using the contact information above.